SEC FILE Number	001-11155
CUSIP Number	960878106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Westmoreland Coal Company

Full Name of Registrant

(Former Name if Applicable)

9540 South Maroon Circle, Suite 300

(Address of Principal Executive Office (Street and Number))

Englewood, Colorado 80112

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on October 9, 2018, the Company and certain of its subsidiaries, including Westmoreland Resource Partners, LP, a Delaware limited partnership (“WMLP”), filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On March 1, the Company and certain of its subsidiaries not including WMLP (collectively, the “WLB Debtors”) filed with the Bankruptcy Court a proposed chapter 11 plan (as it may be amended, modified or supplemented from time to time, the “Plan”). On March 2, 2019, the Bankruptcy Court entered an order approving and confirming the Plan (the “Confirmation Order”). On March 15, 2019 (the “Plan Effective Date”), the WLB Debtors satisfied the conditions to effectiveness set forth in the Confirmation Order and in the Plan and consummated the Plan, including the sale of substantially all of their assets to a new entity created and controlled by the WLB Debtors’ first lien creditors, and the WLB Debtors emerged from their Chapter 11 cases.

Pursuant to the Plan and the Confirmation Order, on the Post-Closing Reconciliation Date (as defined in the Plan), which is expected to take place after the sale of the remaining assets of WMLP and certain of its subsidiaries, but no later than two years after the Plan Effective Date, all equity interests in the Company (including outstanding shares of preferred stock, common stock, options, warrants or contractual or other rights to acquire any equity interests in the Company) are to be cancelled and will not be entitled to receive any distributions on account of such equity interests. Until such time, the equity interests in the Company will remain outstanding.

As a result of the foregoing, the Company has no further business operations, other than activities consistent with facilitating the eventual winding up of its affairs and the cancellation of all equity interests in the Company. The Plan Effective Date occurred at a time during which the Company’s year-end audit procedures would be conducted. As a result of the events described above and other events in connection with the Chapter 11 filings, the Company’s attrition rate increased significantly, including key employee departures leading up to the due date of the Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (“the 2018 Form 10-K”). In addition, the Company’s remaining corporate employees (including accounting and finance personnel) have been tasked with administering certain matters in connection with the Plan. As a result, the Company is unable to perform the work that would be necessary to complete and file the 2018 Form 10-K within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey S. Stein	855	922-6463
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above, the Company has not been able to complete its consolidated financial statements for the year ended December 31, 2018 and will not be able to do so within or after the prescribed time period. Accordingly, the Company is unable to estimate the significant changes in its results of operations from the corresponding period for the last fiscal year.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below. The risks include, but are not limited to, unexpected changes arising during the annual audit procedures.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

Westmoreland Coal Company

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2019	By:	/s/ Jeffrey S. Stein
Jeffrey S. Stein
Plan Administrator

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).